UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2017
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the three months ended March 31, 2017.
This report on Form 6-K is hereby incorporated by reference into the Company’s two registration statements on Form F-3 (Registration No. 333-213782 and Registration No. 333-213783), each filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2016.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2017

INDEX

Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016	Page 5
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2017 and December 31, 2016	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 34
Cautionary Statement Regarding Forward-Looking Statement	Page 43
Signatures	Page 45

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016
(in thousands of $, except per share amounts)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
Operating revenues
Direct financing lease interest income - related parties	5,031	6,249	22,850
Direct financing lease interest income - other	3,513	—	331
Finance lease service revenues - related parties	10,341	11,466	44,523
Profit sharing revenues - related parties	5,591	24,882	51,470
Profit sharing revenues - other	61	40	74
Time charter revenues - related parties	12,815	14,946	55,265
Time charter revenues - other	44,935	35,660	171,483
Bareboat charter revenues - related parties	1,901	3,238	10,075
Bareboat charter revenues - other	7,668	11,535	34,964
Voyage charter revenues - other	4,443	7,008	19,329
Other operating income	581	2,559	2,587
Total operating revenues	96,880	117,583	412,951
(Loss)/ gain on sale of assets and termination of charters, net	(26)	14	(167)
Operating expenses
Vessel operating expenses - related parties	15,919	17,112	67,221
Vessel operating expenses - other	17,501	17,770	68,795
Depreciation	21,562	22,694	94,293
Vessel impairment charge	—	—	5,314
Administrative expenses - related parties	162	337	1,443
Administrative expenses - other	1,989	2,450	7,629
Total operating expenses	57,133	60,363	244,695
Net operating income	39,721	57,234	168,089
Non-operating income / (expense)
Interest income - related parties, long term loans to associated companies	4,668	4,669	18,675
Interest income - related parties, other	878	120	897
Interest income - other	225	278	2,164
Interest expense - other	(21,099)	(17,758)	(71,843)
(Loss)/gain on repurchase of bonds	—	(38)	(8,802)
Dividend income - related parties	1,650	3,850	11,550
Other financial items, net	(340)	(8,937)	(2,089)
Net income before equity in earnings of associated companies	25,703	39,418	118,641
Equity in earnings of associated companies	6,579	7,381	27,765
Net income	32,282	46,799	146,406
Per share information:
Basic earnings per share	$0.35	$0.50	$1.57
Diluted earnings per share	$0.32	$0.42	$1.50
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016
(in thousands of $)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
Net income	32,282	46,799	146,406
Fair value adjustments to hedging financial instruments	2,153	(10,056)	9,702
Fair value adjustments to hedging financial instruments in associated companies	466	(1,627)	1,150
Fair value adjustments to available for sale securities	4,199	(85,701)	(93,406)
Other comprehensive income/(loss)	9	33	(38)
Other comprehensive income/(loss), net of tax	6,827	(97,351)	(82,592)

Comprehensive income/(loss)	39,109	(50,552)	63,814
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31, 2017 and December 31, 2016
(in thousands of $, except share data)

	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	61,554	62,382
Available-for-sale securities	124,700	118,489
Trade accounts receivable	7,101	3,549
Due from related parties	14,938	17,519
Other receivables	14,358	11,370
Inventories	5,878	5,083
Prepaid expenses and accrued income	3,210	3,608
Investment in direct financing leases, current portion	35,948	32,220
Assets held for sale	—	24,097
Financial instruments (short-term): at fair value	116	110
Total current assets	267,803	278,427
Vessels and equipment, net	1,715,607	1,737,169
Newbuildings and vessel purchase deposits	44,706	33,447
Investment in direct financing leases, long-term portion	656,918	523,815
Investment in associated companies	76	130
Loans to related parties - associated companies, long-term	327,121	330,087
Long-term receivables from related parties	8,831	9,268
Other long-term assets	11,735	18,992
Financial instruments (long-term): at fair value	6,961	6,042
Total assets	3,039,758	2,937,377

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	360,754	174,900
Trade accounts payable	1,438	1,229
Due to related parties	696	850
Accrued expenses	12,532	13,800
Financial instruments (short-term): at fair value	38,770	39,309
Other current liabilities	16,630	8,882
Total current liabilities	430,820	238,970
Long-term liabilities
Long-term debt	1,177,226	1,377,974
Financial instruments (long-term): at fair value	58,374	61,456
Other long-term liabilities	242,091	124,882
Total liabilities	1,908,511	1,803,282

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 150,000,000 shares authorized; 101,504,575 shares issued and outstanding at March 31, 2017 and also at December 31, 2016)	1,015	1,015
Additional paid-in capital	282,622	282,502
Contributed surplus	680,703	680,703
Accumulated other comprehensive loss	(78,418)	(84,779)
Accumulated other comprehensive loss - associated companies	(510)	(976)
Retained earnings	245,835	255,630
Total stockholders’ equity	1,131,247	1,134,095
Total liabilities and stockholders’ equity	3,039,758	2,937,377
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016
(in thousands of $)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
Operating activities
Net income	32,282	46,799	146,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,562	22,694	94,293
Vessel impairment charge	—	—	5,314
Amortization of deferred charges	2,357	2,877	10,972
Amortization of seller’s credit	(308)	(383)	(1,324)
Equity in earnings of associated companies	(6,579)	(7,381)	(27,765)
Loss/(gain) on sale of assets and termination of charters	26	(14)	167
Adjustment of derivatives to fair value recognized in net income	(1,509)	7,141	(4,399)
Loss/(gain) on repurchase of bonds	—	38	8,802
Interest receivable in form of notes	(635)	—	(633)
Other, net	166	53	365
Changes in operating assets and liabilities:
Trade accounts receivable	(3,553)	(5,488)	(1,492)
Due from related parties	2,965	(13,183)	8,433
Other receivables	(2,927)	(518)	(856)
Inventories	(795)	273	(27)
Prepaid expenses and accrued income	399	2,617	2,181
Trade accounts payable	209	344	394
Accrued expenses	(1,269)	(106)	1,046
Other current liabilities	3,132	(13,113)	(11,804)
Net cash provided by operating activities	45,523	42,650	230,073
Investing activities
Repayments from investments in direct financing leases	8,207	8,564	30,410
Additions to newbuildings	(11,259)	(82,924)	(188,142)
Proceeds/(payments) from sales of vessels and termination of charters	23,802	4,932	29,102
Net amounts received from/(paid to) associated companies	9,966	160,726	193,517
Other investments and long term assets, net	(16,662)	(243)	(25,488)
Net cash provided by/(used in) investing activities	14,054	91,055	39,399
Financing activities
Shares issued, net of issuance costs	—	243	323
Resale/(repurchase) of bonds	2,414	(117,509)	(296,800)
Proceeds from issuance of long-term debt	19,000	207,441	522,000
Repayments of long-term debt	(39,605)	(167,501)	(329,303)
Debt fees paid	—	(71)	(5,099)
Repayment of lease obligation liability	(137)	—	(97)
Cash dividends paid	(42,077)	(42,057)	(168,289)
Net cash (used in)/provided by financing activities	(60,405)	(119,454)	(277,265)

Net change in cash and cash equivalents	(828)	14,251	(7,793)
Cash and cash equivalents at start of the period	62,382	70,175	70,175
Cash and cash equivalents at end of the period	61,554	84,426	62,382

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	20,138	17,817	65,184
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the three months ended March 31, 2017 and March 31, 2016 and the year ended December 31, 2016
(in thousands of $, except number of shares)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
Number of shares outstanding
At beginning of period	101,504,575	93,468,000	93,468,000
Shares issued	—	36,575	8,036,575
At end of period	101,504,575	93,504,575	101,504,575
Share capital
At beginning of period	1,015	93,468	93,468
Shares issued	—	37	117
Transfer to contributed surplus - reduction in par value	—	—	(92,570)
At end of period	1,015	93,505	1,015
Additional paid-in capital
At beginning of period	282,502	285,859	285,859
Amortization of stock based compensation	120	12	403
Shares issued	—	206	206
Equity component from issuance of convertible bond due 2021	—	—	4,551
Adjustment to equity component arising from partial reacquisition of convertible bond due 2018	—	—	(8,517)
At end of period	282,622	286,077	282,502
Contributed surplus
At beginning of period	680,703	588,133	588,133
Transfer from share capital - reduction in par value	—	—	92,570
At end of period	680,703	588,133	680,703
Accumulated other comprehensive loss
At beginning of period	(84,779)	(1,037)	(1,037)
Fair value adjustments to hedging financial instruments	2,153	(10,056)	9,702
Fair value adjustments to available-for-sale securities	4,199	(85,701)	(93,406)
Other comprehensive income/(loss)	9	33	(38)
At end of period	(78,418)	(96,761)	(84,779)
Accumulated other comprehensive loss - associated companies
At beginning of period	(976)	(2,126)	(2,126)
Fair value adjustments to hedging financial instruments	466	(1,627)	1,150
At end of period	(510)	(3,753)	(976)
Retained earnings
At beginning of period	255,630	277,513	277,513
Net income	32,282	46,799	146,406
Dividends declared	(42,077)	(42,058)	(168,289)
At end of period	245,835	282,254	255,630
Total stockholders’ equity	1,131,247	1,149,455	1,134,095
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA
The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2016. The results of operations for the interim period ended March 31, 2017 are not necessarily indicative of the results for the entire year ending December 31, 2017.
Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.
The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" which will replace almost all existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 "Deferral of the Effective Date" to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements and expects to complete the assessment during fiscal year 2017. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. ASU 2016-01 will require the Company to recognize any changes in the fair value of certain equity investments in net income. These changes are currently recognized in other comprehensive income.

In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently assessing the impact of ASU 2016-15 on its statement of consolidated cash flows.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805) -Clarifying the Definition of a Business" which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is required to be applied prospectively and will be effective for the Company beginning January 1, 2018. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In March 2017, the FASB issued ASU 2017-08 "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities" to amend the amortization period for certain purchased callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In May 2017, the FASB issued ASU 2017-09 "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting" to clarify and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting. ASU 2017-09 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

Recently Adopted Accounting Standards

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 was effective for fiscal years and interim periods beginning after December 15, 2016. This standard had no impact on the consolidated financial statements of the Company for the three months ended March 31, 2017.

In March 2016, the FASB issued ASU 2016-09 "Compensation - Stock Compensation" to introduce improvements to employee share-based payment accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, the classification of awards as either equity or liabilities and the classification on the statement of cash flows. ASU 2016-09 was effective for fiscal years and interim periods beginning after December 15, 2016. This standard had no impact on the consolidated financial statements of the Company for the three months ended March 31, 2017.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS
In March 2017, the 1998 built VLCC Front Century, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A loss of $26,000 was recorded on the disposal, the proceeds of which included $20.5 million gross sales proceeds and an early termination of charter compensation of $4.1 million (see Note 15: Related party transactions). An impairment charge of $0.5 million had been recorded against the carrying value of this vessel in the year ended December 31, 2016.

3.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended		Year ended
(in thousands of $)	March 31, 2017	March 31, 2016	December 31, 2016
Basic:
Net income available to stockholders	32,282	46,799	146,406
Diluted:
Net income available to stockholders	32,282	46,799	146,406
Interest and other expenses attributable to convertible bonds	5,879	4,776	15,310
Net income assuming dilution	38,161	51,575	161,716

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended		Year ended
(in thousands)	March 31, 2017	March 31, 2016	December 31, 2016
Basic earnings per share:
Weighted average number of common shares outstanding	93,505	93,473	93,497
Diluted earnings per share:
Weighted average number of common shares outstanding	93,505	93,473	93,497
Effect of dilutive share options	17	—	—
Effect of dilutive convertible debt	25,264	27,935	14,543
Weighted average number of common shares outstanding assuming dilution	118,786	121,408	108,040

The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of 5.75% senior unsecured convertible bonds. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021.

4.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Three months ended		Year ended
(in thousands of $)	March 31, 2017	March 31, 2016	December 31, 2016
Fair value gain/(loss) on non-designated derivatives, net	1,191	(6,533)	3,917
Net cash payments on non-designated derivatives	(960)	(1,381)	(4,913)
Fair value gain/(loss) of designated derivatives (ineffective portion)	318	(608)	482
Other items	(889)	(415)	(1,575)
Other financial items, net	(340)	(8,937)	(2,089)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relates to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”. In the event that an interest rate swap, or portion thereof, relating to a loan facility is no longer designated as a cash flow hedge, then corresponding gains/losses previously recorded in "Other comprehensive income" are reclassified as "Other financial items, net" in the Consolidated Statement of Operations. The above net movement in the valuation of non-designated derivatives includes no reclassifications from "Other comprehensive income" in the three months ended March 31, 2017 (three months ended March 31, 2016: $nil reclassified from “Other comprehensive income”; year ended December 31, 2016: $nil reclassified from “Other comprehensive income”).

Other items mainly include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

5.	AVAILABLE-FOR-SALE SECURITIES
Marketable securities held by the Company are debt securities and share investments considered to be available-for-sale securities.

(in thousands of $)	March 31, 2017	December 31, 2016
Amortized cost	199,461	197,449
Accumulated net unrealized (loss)/gain	(74,761)	(78,960)
Available-for-sale securities	124,700	118,489
The Company's investment in marketable securities consists of investments in shares and convertible and secured notes which mature in 2019 and 2022. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income". The accumulated net unrealized loss on available-for-sale securities included in "Other comprehensive income" at March 31, 2017, was $74.8 million (December 31, 2016: $79.0 million).

The investment in shares at March 31, 2017 consists of shareholding in various related party entities, which comprises of listed shares in a Frontline Ltd. (“Frontline”) with a carrying value of $74.1 million (December 31, 2016: $78.2 million), shares in NorAm Drilling Company AS (“NorAm Drilling”) traded on the Norwegian Over the Counter market ("OTC") with a carrying value of $1.5 million (December 31, 2016: $1.4 million), and shares in Golden Close Maritime Corp. Ltd. (“Golden Close”) traded on the Norwegian OTC with a carrying value of $0.6 million (December 31, 2016: $nil). See also Note 15: Related party transactions.

The investment in convertible and secured notes at March 31, 2017, consists of listed and unlisted corporate bonds with a total carrying value of $48.4 million (December 31, 2016: $38.9 million).

6.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	March 31, 2017	December 31, 2016
Cost	2,154,994	2,154,994
Accumulated depreciation	(439,387)	(417,825)
Vessels and equipment, net	1,715,607	1,737,169

7.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS
The Company took no delivery of newbuilding vessels during the three months ended March 31, 2017.
As at March 31, 2017, the Company had agreements for the delivery of two newbuilding oil product carriers. Total costs of $11.3 million including capitalized interest of $0.4 million were paid in respect of these newbuildings in the three months ended March 31, 2017.

8.	INVESTMENTS IN DIRECT FINANCING LEASES
As at March 31, 2017, the Company had 10 VLCCs and two Suezmax tankers on charter to Frontline Shipping Limited (“Frontline Shipping”), a wholly owned subsidiary of Frontline, a related party. These tankers are on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to 10 years. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms.
One of the Company's offshore support vessels is chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS, a wholly owned subsidiary of Deep Sea Supply AS (formerly Deep Sea Supply BTG AS), which in turn is a wholly owned subsidiary of Deep Sea Supply Plc. (“Deep Sea”), a related party. The terms of the charter provide the charterer with a call option to acquire the vessel at the expiry of the charter in 2023.
In addition to the above 13 vessels leased to related parties, the Company also had two container vessels accounted for as direct financing leases as at March 31, 2017, which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charters provide a fixed price call option and fixed price put option or purchase obligation at the expiry of the 15 year charter period.
As at March 31, 2017, the Company had a total of 15 vessels accounted for as direct financing leases (December 31, 2016: 14 vessels). The following lists the components of the investments in direct financing leases as at March 31, 2017 and December 31, 2016:

(in thousands of $)	March 31, 2017	December 31, 2016
Total minimum lease payments to be received	1,066,280	862,083
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(277,448)	(287,168)
Net minimum lease payments receivable	788,832	574,915
Estimated residual values of leased property (un-guaranteed)	263,900	213,901
Less: unearned income	(359,866)	(232,781)
Total investment in direct financing leases	692,866	556,035

Current portion	35,948	32,220
Long-term portion	656,918	523,815
Total investment in direct financing leases	692,866	556,035

9.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At March 31, 2017, March 31, 2016 and December 31, 2016, the Company had the following participation in investments that are recorded using the equity method:

	March 31, 2017	March 31, 2016	December 31, 2016
SFL Deepwater Ltd (“SFL Deepwater”)	100%	100%	100%
SFL Hercules Ltd (“SFL Hercules”)	100%	100%	100%
SFL Linus Ltd (“SFL Linus”)	100%	100%	100%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of March 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	124,282	33,796	39,092	51,394
Non-current assets	1,065,553	327,814	317,924	419,815
Total assets	1,189,835	361,610	357,016	471,209
Current liabilities	107,291	25,420	29,269	52,602
Non-current liabilities	1,082,468	336,180	327,701	418,587
Total liabilities	1,189,759	361,600	356,970	471,189
Total stockholders’ equity	76	10	46	20

	As of December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	122,675	33,763	38,351	50,561
Non-current assets	1,094,442	335,229	326,562	432,651
Total assets	1,217,117	368,992	364,913	483,212
Current liabilities	107,026	25,512	29,280	52,234
Non-current liabilities	1,109,961	343,426	335,603	430,932
Total liabilities	1,216,987	368,938	364,883	483,166
Total stockholders’ equity	130	54	30	46

Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Three months ended March 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	19,575	5,440	5,818	8,317
Net operating revenues	19,575	5,440	5,818	8,317
Net income	6,579	1,556	1,566	3,457

	Three months ended March 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	20,423	5,572	5,897	8,954
Net operating revenues	20,406	5,569	5,890	8,947
Net income	7,381	1,852	1,710	3,819

	Year ended December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	80,269	22,088	23,292	34,889
Net operating revenues	80,269	22,088	23,292	34,889
Net income	27,765	6,778	6,424	14,563

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra-deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill Limited (“Seadrill”), a related party. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra-deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390.0 million five year term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. At March 31, 2017, the balance outstanding under the new facility was $242.8 million, and the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $75.0 million of this debt at March 31, 2017. In addition, the Company has given the banks a first priority pledge over all shares of SFL Deepwater and assigned all claims under a secured loan made by the Company to SFL Deepwater in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the three months ended March 31, 2017, SFL Deepwater paid dividends of $1.6 million (three months ended March 31, 2016: $0; year ended December 31, 2016: $46.3 million).

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in January 2012 for the purpose of holding an ultra-deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013 and at March 31, 2017, the balance outstanding under this facility was $271.9 million. At March 31, 2017, the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $75.0 million of this debt at March 31, 2017. In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the three months ended March 31, 2017, SFL Hercules paid dividends of $1.6 million (three months ended March 31, 2016: $0; year ended December 31, 2016: $25.1 million).

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired in 2013 from North Atlantic Drilling Ltd (“NADL”), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the shipyard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014, and at March 31, 2017, the balance outstanding under this facility was $344.4 million. At March 31, 2017, the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $90.0 million of this debt at March 31, 2017. In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, the charter includes a fixed price put option at expiry of the charter in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In the three months ended March 31, 2017, SFL Linus paid dividends of $4.0 million (three months ended March 31, 2016: $0; year ended December 31, 2016: $42.1 million).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which both Ship Finance and Seadrill must comply. As at March 31, 2017, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. With Seadrill’s ongoing comprehensive restructuring, there is a risk that the Company, and Seadrill, may not be in compliance with the applicable loan covenants in the future and we would not be able to make further borrowings under such facilities. A Chapter 11 filing by Seadrill or its subsidiaries party to our chartering contracts could trigger an event of default under such facilities.

10.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	March 31, 2017	December 31, 2016
Long-term debt:
NOK600 million senior unsecured floating rate bonds due 2017	68,206	65,445
3.25% senior unsecured convertible bonds due 2018	184,202	184,202
NOK900 million senior unsecured floating rate bonds due 2019	88,376	87,801
5.75% senior unsecured convertible bonds due 2021	225,000	225,000
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2023	996,952	1,017,558
Total debt principal	1,562,736	1,580,006
Less: Unamortized debt issuance costs	(24,756)	(27,132)
Less: Current portion of long-term debt	(360,754)	(174,900)
Total long-term debt	1,177,226	1,377,974

The outstanding debt as of March 31, 2017 is repayable as follows:

(in thousands of $)
Year ending December 31,

2017 (remaining nine months)	158,055
2018	323,847
2019	265,056
2020	172,060
2021	457,412
Thereafter	186,306
Total debt principal	1,562,736
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.50% per annum at March 31, 2017 (December 31, 2016: 4.20%). This rate takes into consideration the effect of related interest rate swaps. At March 31, 2017, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 1.150% (December 31, 2016: 0.998%) and the Norwegian Interbank Offered Rate, or NIBOR, was 0.97% (December 31, 2016: 1.17%).
NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Since their issue, the Company has purchased bonds with principal amounts totaling NOK43.0 million, of which NOK28.0 million have been subsequently re-sold. The Company holds bonds purchased as treasury bonds. The net amount outstanding at March 31, 2017, was NOK585.0 million, equivalent to $68.2 million (December 31, 2016: NOK565 million, equivalent to $65.4 million).
3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $13.9157 per share. Also, subsequent to the bond issue, the Company has purchased and canceled bonds with principal amounts totaling $165.8 million and the net amount outstanding at March 31, 2017 was $184.2 million (December 31, 2016: $184.2 million).
In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million. As required by ASC 470-20 “Debt with conversion and other options”, the Company calculated the equity component of the convertible bond taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as “Additional paid-in capital”, with a corresponding adjustment to “Deferred charges” which are amortized to “Interest expense” over the appropriate period. The amortization of this item amounted to $0.3 million for the three months ended March 31, 2017.
NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company has purchased bonds with principal amounts totaling NOK142.0 million at March 31, 2017, which are being held as treasury bonds. The net amount outstanding at March 31, 2017, was NOK758 million, equivalent to $88.4 million (December 31, 2016: NOK758 million, equivalent to $87.8 million).

5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. Interest on the bonds is fixed at 5.75% per annum and is payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds are convertible into Ship Finance International Limited common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Since issuance, dividend distributions have increased the conversion rate to 58.9992, equivalent to a conversion price of approximately $16.9494 per share.
In conjunction with the bond issue, the Company loaned up to 8,000,000 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were initially borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $120,000. In November 2016, the Company issued 8,000,000 new shares, to replace the shares borrowed from Hemen Holding Ltd. The Company received $80,000 from Hemen Holding Ltd. upon the return of the borrowed shares. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million in 2016 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.2 million for the three months ended March 31, 2017.
$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serves as security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At March 31, 2017, the amount available under the revolving part of the facility was $20.0 million. The net amount outstanding at March 31, 2017, was $nil (December 31, 2016: $nil).
$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at March 31, 2017, was $22.7 million (December 31, 2016: $23.4 million).
$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at March 31, 2017, was $22.7 million (December 31, 2016: $23.4 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at March 31, 2017, was $29.3 million (December 31, 2016: $30.2 million).
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at March 31, 2017, was $43.4 million (December 31, 2016: $44.9 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at March 31, 2017, was $107.0 million (December 31, 2016: $110.1 million).
$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at March 31, 2017, was $34.4 million (December 31, 2016: $35.5 million).
$45 million secured term loan facility and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At March 31, 2017, the available amount under the revolving part of the facility was $9.0 million. The net amount outstanding at March 31, 2017, was $36.0 million (December 31, 2016: $36.0 million).
$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore support vessels. One of the vessels was sold in February 2016, and the facility now relates to the remaining five vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at March 31, 2017, was $54.7 million (December 31, 2016: $54.7 million).
$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at March 31, 2017, was $20.0 million (December 31, 2016: $20.0 million).
$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at March 31, 2017, was $107.3 million (December 31, 2016: $109.4 million).
$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels which were delivered in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at March 31, 2017, was $110.5 million (December 31, 2016: $112.6 million).
$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at March 31, 2017, was $30.9 million (December 31, 2016: $31.5 million).

$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Five of the tankers were sold and delivered to their new owners prior to March 31, 2017, and the facility was secured against the remaining 12 tankers at March 31, 2017. The facility bears interest at LIBOR plus a margin and has a term of three years. At March 31, 2017, the available amount under the facility was $163.7 million. The net amount outstanding at March 31, 2017, was $39.0 million (December 31, 2016: $40.0 million).
$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at March 31, 2017, was $142.1 million (December 31, 2016: $145.6 million).

$210 million secured term loan facility
In November 2015, three wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly finance the acquisition of three container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At March 31, 2017, the net amount outstanding was $196.9 million (December 31, 2016: $200.2 million).
The aggregate book value of assets pledged as security against borrowings at March 31, 2017, was $1,983 million (December 31, 2016: $2,009 million).
Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of March 31, 2017, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Deep Sea. As at March 31, 2017, Deep Sea was in compliance with all covenants under the loan agreement.

11.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2017 and 2019. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	March 31, 2017	December 31, 2016
Designated derivative instruments - short-term assets:
Interest rate swaps	116	110
Total derivative instruments - short-term assets	116	110

Designated derivative instruments - long-term assets:
Interest rate swaps	4,818	4,540
Non-designated derivative instruments - long-term assets:
Interest rate swaps	2,143	1,502
Total derivative instruments - long-term assets	6,961	6,042

(in thousands of $)	March 31, 2017	December 31, 2016
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	—
Cross currency interest rate swaps	36,282	37,101
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	331	—
Cross currency interest rate swaps	2,157	2,208
Total derivative instruments - short-term liabilities	38,770	39,309

Designated derivative instruments - long-term liabilities:
Interest rate swaps	9,032	10,134
Cross currency interest rate swaps	40,566	41,716
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	775	1,388
Cross currency interest rate swaps	8,001	8,218
Total derivative instruments - long-term liabilities	58,374	61,456
Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At March 31, 2017, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$27,928 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$29,256 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$43,401 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$142,600 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$34,358 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$107,313 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$110,500 (reducing to $70,125)	January 2017	January 2022	1.56% - 3.09%
$30,940 (reducing to $19,413)	September 2015	March 2022	1.67%
$196,875 (reducing to $149,844)	February 2016	February 2021	1.07% - 1.26%

* These swaps relate to the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019 respectively, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

The total notional principal amount subject to swap agreements as at March 31, 2017 was $1.2 billion (December 31, 2016: $1.0 billion).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK600 million senior unsecured bonds due 2017 and the NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK600 million	$105.4	million	October 2012	October 2017
NOK900 million	$151.0	million	March 2014	March 2019
Apart from the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017	March 31, 2017	December 31, 2016	December 31, 2016
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale securities	124,700	124,700	118,489	118,489
Floating rate NOK bonds due 2017	68,206	68,669	65,445	65,955
Floating rate NOK bonds due 2019	88,376	88,417	87,801	86,026
3.25% unsecured convertible bonds due 2018	184,202	200,021	184,202	201,206
5.75% unsecured convertible bonds due 2021	225,000	224,242	225,000	224,366
Derivatives:
Interest rate/ currency swap contracts - short-term receivables	116	116	110	110
Interest rate/ currency swap contracts - long-term receivables	6,961	6,961	6,042	6,042
Interest rate/ currency swap contracts - short-term payables	38,770	38,770	39,309	39,309
Interest rate/ currency swap contracts - long-term payables	58,374	58,374	61,456	61,456
The above short-term receivables relating to interest rate/ currency swap contracts all relate to designated hedges at March 31, 2017 and December 31, 2016. The above long-term receivables relating to interest rate/ currency swap contracts at March 31, 2017, include $2.1 million which relates to non-designated swap contracts (December 31, 2016: $1.5 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at March 31, 2017, include $2.5 million which relates to non-designated swap contracts (December 31, 2016: $2.2 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at March 31, 2017, include $8.8 million which relates to non-designated swap contracts (December 31, 2016: $9.6 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at March 31, 2017, were measured as follows:

		Fair value measurements using,
(in thousands of $)	March 31, 2017	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities	124,700	124,700		—
Interest rate/ currency swap contracts – short-term receivables	116		116
Interest rate/ currency swap contracts - long-term receivables	6,961		6,961
Total assets	131,777	124,700	7,077	—
Liabilities:
Floating rate NOK bonds due 2017	68,669	68,669
Floating rate NOK bonds due 2019	88,417	88,417
3.25% unsecured convertible bonds due 2018	200,021	200,021
5.75% unsecured convertible bonds due 2021	224,242	224,242
Interest rate/ currency swap contracts – short-term payables	38,770		38,770
Interest rate/ currency swap contracts – long-term payables	58,374		58,374
Total liabilities	678,493	581,349	97,144	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market based inputs other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.

Listed available-for-sale securities are recorded at fair value, being their market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2017 and 2019, and the 3.25% and 5.75% unsecured convertible bonds due 2018 and 2021 respectively, are all based on their quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at March 31, 2017.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Bank of Valletta and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the three months ended March 31, 2017, Frontline accounted for approximately 22% of our consolidated operating revenues (three months ended March 31, 2016: 36%; year ended December 31, 2016: 28%). There is thus a concentration of revenue risk with Frontline.
In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill including NADL, which is fully guaranteed by Seadrill. In the three months ended March 31, 2017, income from our associated companies accounted for approximately 35% of our consolidated net income (three months ended March 31, 2016: 26%; year ended, December 31, 2016: 32%). There is thus a concentration of risk with Seadrill. Seadrill continues to be engaged in ongoing negotiations with its banks, potential new money investors and advisers to an ad hoc committee of bondholders regarding the terms of a comprehensive restructuring, which may include the infusion of new capital. Seadrill has also indicated that it expects the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or Chapter 11 bankruptcy proceedings. If a comprehensive restructuring agreement is not reached, the Company's income generated from associated companies could be reduced or eliminated and could also result in a default under the respective loan facilities provided by the banks in these associated companies resulting in them calling on guarantees made by the Company.
As discussed in Note 16: Commitments and Contingent Liabilities, the Company, at March 31, 2017, guaranteed a total of $240 million (December 31, 2016: $240 million) of the bank debt in these companies and had loans granted by the Company to these associated companies totaling $327.9 million at March 31, 2017 (December 31, 2016: $330.7 million). The loans granted by the Company are considered not impaired at March 31, 2017, due to the fair value of the ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at March 31, 2017 and due to current employment under a sub-charter and generally high utilization rates for the type of harsh environment jack-up rig in SFL Linus.

12.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	March 31, 2017	December 31, 2016
150,000,000 common shares of $0.01 par value each (December 31, 2016: 150,000,000 shares of $0.01 par value each)	1,500	1,500
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	March 31, 2017	December 31, 2016
101,504,575 common shares of $0.01 par value each (December 31, 2016: 101,504,575 shares of $0.01 par value each)	1,015	1,015

The Company’s common shares are listed on the New York Stock Exchange.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital. In the three months ended March 31, 2017, additional paid-in capital was credited with $0.1 million relating to the fair value of options granted in March 2016.

13.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 expired in November 2016 and the Board adopted a new Share Option Plan which will expire in November 2026. The terms and conditions are the same as the Option Scheme adopted in November 2006.
No options were granted or exercised under the scheme in the three months ended March 31, 2017.

As at March 31, 2017, the unrecognized compensation cost relating to non-vested options granted under the Company's Option Scheme was $0.3 million (December 31, 2016: $0.5 million).

14.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	March 31, 2017	December 31, 2016
Unamortized sellers' credit	5,587	6,124
Obligations under capital leases - long-term portion	236,500	118,754
Other items	4	4
	242,091	124,882

The unamortized seller's credit is in respect of the five offshore support vessels on long-term bareboat charters to a subsidiary of Deep Sea.

In October 2015, the Company entered into agreements to charter-in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter-out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first vessel was delivered in December 2016 and the second vessel was delivered in March 2017. These two vessels are accounted for as direct financing lease assets. The Company's future minimum lease obligations under the non-cancellable lease are as follows:

(in thousands of $)
Year ending December 31,
2017 (remaining nine months)	18,876
2018	25,054
2019	25,054
2020	25,122
2021	25,054
Thereafter	306,903
Total lease obligations	426,063
Less: imputed interest payable	(182,189)
Present value of obligations under capital lease	243,874
Less: current portion	(7,374)
Obligations under capital lease - long-term portion	236,500

15.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    NADL
–    Golden Ocean Group Limited (“Golden Ocean”)
–    United Freight Carriers (“UFC” - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    NorAm Drilling
–    Golden Close

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (see Note 8: Investment in Direct Financing Leases).

(in thousands of $)	March 31, 2017	December 31, 2016
Amounts due from:
Frontline Shipping	8,990	11,906
Frontline	3,664	3,008
Deep Sea	1,523	1,945
SFL Linus	761	660
Total amount due from related parties	14,938	17,519
Loans to related parties - associated companies, long-term
SFL Deepwater	117,385	119,167
SFL Hercules	84,736	85,920
SFL Linus	125,000	125,000
Total loans to related parties - associated companies, long-term	327,121	330,087
Long-term receivables from related parties
Deep Sea	8,831	9,268
Total long-term receivables from related parties	8,831	9,268
Amounts due to:
Frontline Shipping	229	229
Frontline	73	493
Golden Ocean	94	—
Deep Sea	200	—
Seatankers	45	79
Other related parties	55	49
Total amount due to related parties	696	850

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at March 31, 2017 within the financial statements (see Note 9: Investment In Associated Companies). As described below in “Related party loans”, at March 31, 2017 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.
Related party leasing and service contracts
As at March 31, 2017, 12 of the Company’s vessels leased to Frontline Shipping (December 31, 2016: 12) and one of its offshore support vessels leased to a subsidiary of Deep Sea (December 31, 2016: one) are recorded as direct financing leases. At March 31, 2017, the combined balance of net investments in direct financing leases with Frontline Shipping and Deep Sea was $403.9 million (December 31, 2016: $411.1 million), of which $29.2 million (December 31, 2016: $28.9 million) represents short-term maturities.
In November 2016, the Company agreed to sell the VLCC Front Century which was leased to Frontline Shipping and accounted for as a direct financing lease asset. At December 31, 2016, the vessel was recorded as a held for sale asset and the carrying value was $24.1 million. In March 2017, the vessel was sold and delivered to an unrelated third party. A loss of $26,000 was recorded on the disposal, the proceeds of which included $20.5 million gross sales proceeds and an early termination of charter compensation of $4.1 million. An impairment charge of $0.5 million had been recorded against the carrying value of the vessel in the year ended December 31, 2016.

In addition, included under operating leases at March 31, 2017, there were four offshore support vessels leased to a subsidiary of Deep Sea (December 31, 2016: four) and eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean (December 31, 2016: eight). At March 31, 2017, the net book value of assets leased under operating leases to Golden Ocean and Deep Sea was $322.9 million (December 31, 2016: $328.6 million).
On June 5, 2015, amendments were made to the charter agreements with Frontline Shipping, relating to VLCCs and Suezmax tankers accounted for as direct financing leases. The amendments, which do not affect the duration of the leases and were effective from July 1, 2015, consist of reductions in the long-term daily time charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers, and increases in the daily management and operating fees payable to a subsidiary of Frontline to $9,000 per day for all vessels. As part of the amended agreements, the Company's profit sharing percentage increased from 25% to 50%, and is now calculated and paid on a quarterly basis. In the three months ended March 31, 2017, the Company recorded profit share revenues of $5.6 million (three months ended March 31, 2016: $24.7 million; year ended December 31, 2016: $50.9 million), all of which related to the 50% arrangement effective from July 1, 2015.

In consideration for amendments to the charter agreements made on June 5, 2015, the Company received 55 million ordinary shares in Frontline, representing approximately 27.73% of the issued share capital of Frontline at the time of receipt in June 2015. On November 30, 2015, Frontline merged with Frontline 2012 and increased its issued share capital, reducing the Company's holding to approximately 7.03%. Accordingly, from June 5, 2015 to November 30, 2015, the Company's shareholding in Frontline was accounted for as an investment in associated companies (see Note 9: Investment in associated companies). Since December 1, 2015, the Company's holding in Frontline shares has been held under available-for-sale securities (see Note 5: Available-for-sale securities). In February 2016, Frontline enacted a 1-for-5 reverse stock split of its ordinary shares, and the Company's holding in Frontline now consists of 11 million ordinary shares.

In the three months ended March 31, 2017, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the three months ended March 31, 2017, the Company earned no profit share revenue under this arrangement (three months ended March 31, 2016: $nil; year ended December 31, 2016: $nil).

In the three months ended March 31, 2017, the Company had five offshore support vessels on long-term bareboat charters to a subsidiary of Deep Sea which include profit sharing arrangements whereby the Company earns a 50% profit share on charter revenues earned by the vessels above the set base charter rates, calculated on a time-charter equivalent basis. In the three months ended March 31, 2017, the Company earned no profit share revenue under this arrangement (three months ended March 31, 2016: $nil; year ended December 31, 2016: $nil).

During 2016, the Company recorded profit share income in respect of a 50% profit sharing arrangement on certain dry bulk carriers previously on time-charters to UFC (three months ended March 31, 2016: $0.2 million; year ended December 31, 2016: $0.6 million). In the three months ended March 31, 2017, the Company had no vessels on charter to UFC.

A summary of leasing revenues and repayments from the Frontline Shipping, Golden Ocean, UFC and Deep Sea is as follows:

	Three months ended		Year ended
(in thousands of $)	March 31, 2017	March 31, 2016	December 31, 2016
Operating lease income	14,716	18,184	42,915
Direct financing lease interest income	5,031	6,249	22,850
Finance lease service revenue	10,341	11,466	44,523
Direct financing lease repayments	8,207	8,564	30,410
Profit share and cash sweep income	5,591	24,882	51,470

In addition to revenues and repayments, the Company incurred the following fees with related parties:

	Three months ended		Year ended
(in thousands of $)	March 31, 2017	March 31, 2016	December 31, 2016
Frontline:
Vessel Management Fees	10,692	11,810	45,931
Commissions and Brokerage	72	139	390
Administration Services Fees	90	79	576
Golden Ocean:
Vessel Management Fees	5,040	5,096	20,496
Operating Management Fees	187	206	795
Seatankers:
Administration Services Fees	(23)	47	315
Office Facilities:
Seatankers Management Norway AS	60	105	317
Frontline Corporate Services Ltd	35	106	235

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145 million, $145 million, and $125 million, respectively at fixed interest rates. These loans are repayable in full on July 11, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled, to the extent that it is a receivable from Ship Finance, by offset against the eventual repayments of the fixed interest loans.
In the three months ended March 31, 2017, the Company received interest income on these loans of $1.6 million from SFL Deepwater (three months ended March 31, 2016: $1.6 million; year ended December 31, 2016: $6.5 million), $1.6 million from SFL Hercules (three months ended March 31, 2016: $1.6 million; year ended December 31, 2016: $6.5 million) and $1.4 million from SFL Linus (three months ended March 31, 2016: $1.4 million; year ended December 31, 2016: $5.6 million).
Long-term receivables from related parties
The Company received a loan note from Deep Sea as compensation for the early termination of the charter on an offshore support vessel in February 2016. In the three months ended March 31, 2017, the Company received $0.2 million interest on the loan note (three months ended March 31, 2016: $0.1 million; year ended December 31, 2016: $0.9 million).
Other related party investments and income
In the three months ended March 31, 2017, the Company received dividends of $1.7 million on its holding of shares in Frontline (three months ended March 31, 2016: $3.9 million; year ended December 31, 2016: $11.6 million).

In the three months ended March 31, 2017, the Company recorded interest income of $nil on its holding of investments in secured notes issued by NorAm Drilling (three months ended March 31, 2016: $nil; year ended December 31, 2016: $0.5 million).

In the three months ended March 31, 2017, the Company received 8.9 million shares in Golden Close as part of a bond restructuring undertaken by Golden Close. These shares, on which no dividend income was received in the three months ended March 31, 2017, represent approximately 20% of the outstanding shares in the company. The Company's investments in convertible and secured notes issued by Golden Close are held as available-for-sale securities and have a carrying value of $31.2 million. The Company recorded interest income on these notes of $0.6 million in the three months ended March 31, 2017 (three months ended March 31, 2016: $0.2 million; year ended December 31, 2016: $0.2 million).

16.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	March 31, 2017	December 31, 2016
Book value of consolidated assets pledged under ship mortgages	$1,983	$2,009

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at March 31, 2017, the Company ($1.6 billion) and its 100% equity-accounted subsidiaries ($859.0 million) had a combined outstanding principal indebtedness of $2.4 billion (December 31, 2016: $2.5 billion) under various credit facilities. Most of the Company’s vessels and rigs have been pledged under mortgages in respect of this outstanding indebtedness as at March 31, 2017, excluding three 1,700 TEU container vessels, two chartered-in 19,200 TEU container vessels, a jack-up drilling rig and the newbuilding vessels not yet delivered.

Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of March 31, 2017, their combined borrowings amounted to $859.0 million (December 31, 2016: $883.4 million) and the Company guaranteed $240 million (December 31, 2016: $240 million) of this debt which is secured by first priority mortgages over the relevant rigs. In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a total outstanding balance of $327.9 million at March 31, 2017 (December 31, 2016: $330.7 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.
At March 31, 2017, the Company had commitments under contracts to acquire newbuilding vessels totaling $65.2 million (December 31, 2016: $76.1 million). There are no other contractual commitments at March 31, 2017.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such law suits.

17.	CONSOLIDATED VARIABLE INTEREST ENTITIES

As at March 31, 2017, the Company’s consolidated financial statements included 24 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from April 2018 to July 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At March 31, 2017, the vessel of one of these entities is accounted for as a direct financing lease with a carrying value of $19.4 million, unearned lease income of $0.7 million and estimated residual value of $4.0 million. The outstanding loan balance in this entity is $6.0 million, of which the short-term portion is $nil.
The other 23 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at March 31, 2017, of $473.5 million. The outstanding loan balances in these entities total $246.9 million, of which the short-term portion is $13.9 million.

18.	SUBSEQUENT EVENTS
In April 2017, the 1,700 TEU container vessel MSC Alice commenced a hire-purchase charter to MSC for a period of five years at a net bareboat hire rate of $1,600 per day. MSC has an obligation to purchase the vessel for $1.75 million at the end of the charter period.
In May 2017, the Company agreed to sell the 2000-built VLCC Front Scilla and the 1998-built Suezmax vessel Front Brabant to unrelated third parties. The agreed net sales prices for the vessels are approximately $27 million and $12 million respectively, including compensation receivable from Frontline Shipping for the early termination of the charters. Front Brabant was delivered to its new owner in May 2017. Front Scilla is also expected to be delivered to its new owner in the second quarter of 2017.
In May 2017, Ship Finance agreed to bareboat charter out the 2007-built drilling rig Soehanah, which will be employed under a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months. The rig was redelivered to us in April 2017, following a full 10-year special survey paid for by the previous charterer, and with certificates valid until 2022. The rig is expected to start up drilling operations in the second quarter of 2017.
On May 30, 2017, the Board of Directors of the Company declared a dividend of $0.45 per share, which will be paid in cash on or around June 30, 2017.
In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close, a related party. The guarantee has a maximum liability limited to $18 million, a maturity of up to 6 months, and is secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. The Company will receive a fee for facilitating the guarantee.
In June 2017, the Company agreed to certain amendment to the agreements for five offshore supply vessels employed under long term bareboat charters to a fully guaranteed subsidiary of Deep Sea. In February 2017, Deep Sea announced the plan to merge with Solstad Offshore ASA and Farstad Shipping ASA. The new listed entity will be called Solstad Farstad ASA, and the transaction is expected to be finalized in the second quarter of 2017. The agreed amendments are subject to the completion of the merger, and include amongst others a reduction of the charter rates and the introduction of put options at the expiry of the charters. Following the merger, a wholly owned subsidiary of Solstad Farstad ASA will be the charter guarantor under our agreements going forward.
In June 2017, the Company issued NOK 500 million aggregate principal amount of senior unsecured bonds due June 2020. The bonds will pay quarterly interest at NIBOR plus a margin of 4.75% and have a term of three years. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The net proceeds from the bond issuance, in combination with available funds, will be used to repurchase and redeem the NOK 600 million senior unsecured bonds due 2017, under which the Company exercised its call option in June 2017.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three months ended March 31, 2017

General

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at June 15, 2017, our assets consist of 13 crude oil tankers, 22 dry bulk carriers, 22 container vessels (including two chartered-in 19,200 TEU vessels), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two newbuilding oil product tankers. Our oil tankers, chemical tankers and oil product tankers are all double-hull vessels.

As at June 15, 2017, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Deep Sea Supply Plc. (“Deep Sea”), Sinochem Shipping Co. Ltd (“Sinochem”), Heung-A Shipping Co. Ltd (“Heung-A”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Rudolf A. Oetker KG (“Hamburg Süd”), MSC Mediterranean Shipping Company S.A. (“MSC”), China National Chartering Co. Ltd. (“Sinochart”), Maersk Line A/S (“Maersk”) and Phillips 66 Company (“P66”).

Recent and Other Developments

In March 2017, the Company delivered the 1998-built VLCC Front Century to an unrelated third party. The sale of the vessel was agreed in November 2016, in combination with a termination of the charter to Frontline Shipping upon delivery of the vessel to the new owner. The net sale price for the vessel was approximately $24 million, including compensation receivable from Frontline Shipping for the early termination of the charter.

In March 2017, we took delivery of the MSC Viviana, a 19,200 TEU container vessel chartered-in on a 15-year bareboat lease. Upon delivery, the vessel commenced a 15-year bareboat charter to MSC.

In March 2017, a 1,700 TEU container vessel was released following its detention in the port of Chittagong, Bangladesh, in November 2016 due to unpaid expenses incurred by the previous charterer, Hanjin Shipping. In April 2017, the vessel commenced a hire-purchase charter to MSC for a period of five years at a net bareboat hire rate of $1,600 per day. MSC has an obligation to purchase the vessel for $1.75 million at the end of the charter period.

In May 2017, Seadrill provided an update on the ongoing restructuring of their company in their first quarter earnings release. According to Seadrill, the company is now in advanced discussions with certain third party and related party investors and its secured lenders on the terms of a comprehensive recapitalization, and is in receipt of a proposal from the third party and related party investors, which remains the subject of further negotiation, final due diligence and documentation. Seadrill is also in discussions with certain bondholders. According to Seadrill, it is likely that the comprehensive restructuring plan will require a substantial impairment or conversion of its bonds, as well as impairment and losses for other stakeholders, including shipyards. Seadrill also state that they continue to believe that implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or Chapter 11 proceedings, and that they are preparing accordingly.

In May 2017, the Company agreed to sell the 2000-built VLCC Front Scilla and the 1998-built Suezmax vessel Front Brabant to unrelated third parties. The agreed net sales prices for the vessels are approximately $27 million and $12 million respectively, including compensation receivable from Frontline Shipping for the early termination of the charters. Front Brabant was delivered to its new owner in May 2017. Front Scilla is also expected to be delivered to its new owner in the second quarter of 2017.

In May 2017, Ship Finance agreed to bareboat charter out the 2007-built drilling rig Soehanah, which will be employed under a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months. The rig was redelivered to us in April 2017 from the previous charterer, following completion of a special periodic survey, with certificates valid until 2022. The rig is expected to start up drilling operations in the second quarter of 2017.

On May 30, 2017, the Board of Directors of the Company declared a dividend of $0.45 per share, which will be paid in cash on or around June 30, 2017.
In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close, a related party. The guarantee has a maximum liability limited to $18 million, a maturity of up to 6 months, and is secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. The Company will receive a fee for facilitating the guarantee.
In June 2017, the Company agreed to certain amendment to the agreements for five offshore supply vessels employed under long term bareboat charters to a fully guaranteed subsidiary of Deep Sea. In February 2017, Deep Sea announced the plan to merge with Solstad Offshore ASA and Farstad Shipping ASA. The new listed entity will be called Solstad Farstad ASA, and the transaction is expected to be finalized in the second quarter of 2017. The agreed amendments are subject to the completion of the merger, and include amongst others a reduction of the charter rates and the introduction of put options at the expiry of the charters. Following the merger, a wholly owned subsidiary of Solstad Farstad ASA will be the charter guarantor under our agreements going forward.
In June 2017, the Company issued NOK 500 million aggregate principal amount of senior unsecured bonds due June 2020. The bonds will pay quarterly interest at NIBOR plus a margin of 4.75% and have a term of three years. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The net proceeds from the bond issuance, in combination with available funds, will be used to repurchase and redeem the NOK 600 million senior unsecured bonds due 2017, under which the Company exercised its call option in June 2017.

Operating Results

	Three months ended	Three months ended
(in thousands of $)	March 31, 2017	March 31, 2016
Total operating revenues	96,880	117,583
(Loss)/ gain on sale of assets and termination of charters, net	(26)	14
Total operating expenses	(57,133)	(60,363)
Net operating income	39,721	57,234
Interest income	5,771	5,067
Interest expense	(21,099)	(17,758)
Other non-operating items, net	1,310	(5,125)
Equity in earnings of associated companies	6,579	7,381
Net income	32,282	46,799
Net operating income for the three months ended March 31, 2017, was $39.7 million, compared with $57.2 million for the three months ended March 31, 2016. The decrease was principally due to lower profit sharing revenues. The overall net income for the period decreased by $14.5 million compared with the same period in 2016 mainly due to the decrease in net operating income. In addition, higher interest expenses and lower gains included in other non-operating items and equity in earnings from associated companies contributed to the decrease to the overall net income in the three months ended March 31, 2017. The effect of these lower gains and higher expenses was partly offset by the decrease in total operating expenses and higher interest income.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the three months ended March 31, 2017, and also the three months ended March 31, 2016. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Three months ended	Three months ended
(in thousands of $)	March 31, 2017	March 31, 2016
Direct financing lease interest income	8,544	6,249
Finance lease service revenues	10,341	11,466
Profit sharing revenues	5,652	24,922
Time charter revenues	57,750	50,606
Bareboat charter revenues	9,569	14,773
Voyage charter revenues	4,443	7,008
Other operating income	581	2,559
Total operating revenues	96,880	117,583

Total operating revenues decreased by 18% in the three months ended March 31, 2017, compared with the same period in the previous year.

Direct financing lease interest income arises on most of our oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to a fully guaranteed subsidiary of Deep Sea and the recently added two chartered-in 19,200 TEU container vessels on charter to MSC. In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease. The 37% increase in direct finance lease interest income from the three months ended March 31, 2016 to the three months ended March 31, 2017 is mainly a result of the addition of two chartered-in 19,200 TEU container vessels which are accounted for as finance lease assets and delivered in December 2016 and March 2017, respectively. The increase in direct finance lease interest income was partly offset by the sale of two VLCC tankers in July 2016 and March 2017 and one offshore support vessel in February 2016, all of which were accounted for as direct financing lease assets.

The vessels chartered on direct financing leases to Frontline Shipping are leased on time-charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline Ltd. (“Frontline”), whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter. The 10% decrease in finance lease service revenues from the three months ended March 31, 2016 to the three months ended March 31, 2017 is mainly due to the sale of the two tankers that were leased to Frontline Shipping described above.

We recorded profit share revenues of $24.7 million in the three months ended March 31, 2016 compared to $5.6 million in the three months ended March 31, 2017 from the profit sharing arrangement with Frontline Shipping effective July 1, 2015, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis.

In the three months ended March 31, 2017, we had a profit sharing agreement on one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, which earned us $0.1 million (three months ended March 31, 2016: $nil).

In the same period in the previous year, we also had a profit sharing agreement relating to certain Handysize dry bulk carriers chartered to UFC which earned us a profit share of $0.2 million. We had no vessels on charter to UFC in the three months ended March 31, 2017.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a fully guaranteed subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. The vessels were delivered between July and September 2015, but no profit share revenue was earned by these vessels in the three months ended March 31, 2017 or in the three months ended March 31, 2016.

We also have a profit share arrangement relating to the five offshore supply vessels on charter to a fully guaranteed subsidiary of Deep Sea following the amendments agreed in July 2016, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in the three months ended March 31, 2017.
During the three months ended March 31, 2016, time charter revenues were earned by eight container vessels, two car carriers, 22 dry bulk carriers and one Suezmax tanker. Since March 31, 2016, we have taken delivery of the final of the three 9,300 - 9,500 TEUs container vessels, operating under time charters. The 14% increase in time charter revenues for the three months ended March 31, 2017, compared to the same period in 2016 is mainly due to the additional vessel operating under time charters and a full quarter of earnings from vessels that commenced time charter contracts during the three months ended March 31, 2016. The increase in time charter revenues was partly offset by the 1,700 TEU container vessel, SFL Europa earning no charter hire in the three months ended March 31, 2017, following its detention in Chittagong.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the three month periods ended March 31, 2016, and March 31, 2017, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. The 35% decrease in bareboat charter revenues is mainly due to the jack-up drilling rig Soehanah, where we did not receive any charter hire in the three months ended March 31, 2017. The rig was redelivered to us in April 2017, following a full 10-year special survey paid for by the previous charterer, and with certificates valid until 2022. In May 2017, we agreed to bareboat charter out the drilling rig, which will be employed under a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months. The rig is expected to begin drilling operations in the second quarter of 2017 (See note 18: Subsequent Events).
The 37% decrease in voyage charter revenues for the three months ended March 31, 2017, is mainly due to one of the two Suezmax tankers previously traded on a voyage charter basis beginning a time charter contract during the three months ended March 31, 2016. The reduction in voyage charter revenues compared to the same period in 2016 was partially offset by the addition of certain Handysize dry bulk carriers which began chartering on a voyage by voyage basis.

Cash flows arising from finance leases
The following table sets forth our cash flows from the direct financing leases with the Frontline Shipping, Deep Sea and MSC and shows how they were accounted for:

	Three months ended	Three months ended
(in thousands of $)	March 31, 2017	March 31, 2016
Charter hire payments accounted for as:
Direct financing lease interest income	8,544	6,249
Finance lease service revenues	10,341	11,466
Direct financing lease repayments	8,207	8,564
Total direct financing lease payments received	27,092	26,279

Gain on sale of assets and termination of charters
In the three months ended March 31, 2017, a loss of $26,000 was recorded on the disposal of the 1998 built VLCC Front Century, sold in March 2017. In the three months ended March 31, 2016, a gain of $14,000 was recorded on the disposal of the offshore supply vessel Sea Bear, sold in February 2016.

Operating expenses

	Three months ended	Three months ended
(in thousands of $)	March 31, 2017	March 31, 2016
Vessel operating expenses	33,420	34,882
Depreciation	21,562	22,694
Administrative expenses	2,151	2,787
Total operating expenses	57,133	60,363

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Group Management (Bermuda) Ltd. (“Golden Ocean Management”) of $7,000 per day for each vessel chartered to a subsidiary of Golden Ocean, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers and car carriers operated on a time-charter basis and managed by related and unrelated parties, and also voyage expenses from one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during the three months ended March 31, 2017.
Vessel operating expenses decreased by $1.5 million for the three months ended March 31, 2017, compared with the same period in 2016. The decrease was mainly due to the disposal of two VLCC tankers chartered to Frontline Shipping in July 2016 and March 2017.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The decrease in depreciation by $1.1 million for the three months ended March 31, 2017, compared to the same period in 2016 is mainly due to lower depreciation charge on the jack-up drilling rig Soehanah, following the termination of its bareboat charter agreement. The basis of the previous depreciation was an amortization to an option price within the terminated agreement.
The 23% decrease in administrative expenses for the three months ended March 31, 2017, compared to the same period in 2016 is due to reduced salary costs, office costs, marketing and investor relations costs and service administration fees partly offset by increased professional and registration fees.
Interest income
Total interest income increased by $0.7 million for the three months ended March 31, 2017, compared to the same period in 2016, due to increase in interest income from corporate bonds held as available-for-sale securities and also an increase in interest receivable from the Deep Sea loan note (see Note 15: Related party transactions).

Interest expense

	Three months ended	Three months ended
(in thousands of $)	March 31, 2017	March 31, 2016
Interest on US$ floating rate loans	7,065	7,237
Interest on NOK600 million senior unsecured floating rate bonds due 2017	1,018	1,064
Interest on NOK900 million senior unsecured floating rate bonds due 2019	1,147	1,157
Interest on 3.75% senior unsecured convertible bonds due 2016	—	329
Interest on 3.25% senior unsecured convertible bonds due 2018	1,463	2,812
Interest on 5.75% senior unsecured convertible bonds due 2021	3,163	—
Swap interest	2,277	2,261
Interest on capital lease obligations	2,609	—
Other interest	—	21
Amortization of deferred charges	2,357	2,877
Total interest expense	21,099	17,758
At March 31, 2017, the Company, including its consolidated subsidiaries had total debt principal outstanding of $1.6 billion (March 31, 2016: $1.6 billion), comprising $68.2 million (NOK 585 million) outstanding principal amount of NOK floating rate bonds due 2017 (March 31, 2016: $68.3 million, NOK 565 million), $88.4 million (NOK 758 million) outstanding principal amount of NOK floating rate bonds due 2019 (March 31, 2016: $91.7 million, NOK 758 million), $184.2 million in 3.25% convertible bonds (March 31, 2016: $350.0 million), $225.0 million outstanding principal amount of 5.75% convertible bonds (March 31, 2016: $nil), and $1.0 billion under floating rate secured long term credit facilities (March 31, 2016: $1.1 billion).
The average three-month LIBOR was 1.07% in the three months ended March 31, 2017 and 0.62% in the three months ended March 31, 2016. The decrease in interest expense associated with our floating rate debt for the three months ended March 31, 2017, compared to the same period in 2016, is mainly due to lower outstanding balance on floating rate loans on average. This decrease was partly offset by the increased LIBOR rate in the period.
The decrease in interest payable on the 3.75% convertible bonds is due to their redemption in February 2016. The decrease in interest payable on the 3.25% convertible bonds is due to repurchases in October 2016. The increase in interest payable on the 5.75% convertible bonds is due to their issue in October 2016.
At March 31, 2017, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.2 billion of floating rate debt at a weighted average rate excluding margin of 2.75% per annum (March 31, 2016: $0.9 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.20% per annum).
In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as a direct financing lease asset. The above capital lease interest expense represents the interest portion of our capital lease obligations from chartering-in these vessels from their third party owners.
As reported above, certain assets were accounted for under the equity method in 2017 and 2016. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Other non-operating items
In the three months ended March 31, 2017, other non-operating items amounted to a net gain of $1.3 million, compared to a net loss of $5.1 million for the three months ended March 31, 2016.
The net gain of $1.3 million for the three months ended March 31, 2017, mainly consists of $1.7 million dividend income received on the Frontline shares (see Note 15: Related party transactions) and a gain of $1.5 million from positive mark-to-market adjustments to financial instruments. The net gain was partly offset by $1.0 million cash payments on non-designated interest rate swaps.
The net loss of $5.1 million for the three months ended March 31, 2016, mainly consists of a loss of $7.1 million from adverse mark-to-market adjustments to financial instruments and $1.4 million cash payments on non-designated interest rate swaps. The net loss was partly offset by $3.9 million dividend income received on the Frontline shares.

Equity in earnings of associated companies
In the three month periods ended March 31, 2016, and March 31, 2017, the Company had three wholly-owned subsidiaries which were accounted for under the equity method, as discussed in the Consolidated Financial Statements included herein (Note 9: Investment in associated companies). The total equity in earnings of associated companies in the three months ended March 31, 2017, was $0.8 million lower than in the comparative period in 2016 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus.

Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to a subsidiary of Golden Ocean and our offshore support vessels on charter to a subsidiary of Deep Sea are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. One of our two Suezmax tankers trading in a pool along with two tankers owned by Frontline is also subject to agreements for profit sharing. The significant effects of seasonality will be limited to the timing of these profit sharing revenues.

Liquidity and Capital Resources
At March 31, 2017, we had total cash and cash equivalents of $61.6 million and available for sale securities of $124.7 million. In the three months ended March 31, 2017, we generated cash of $45.5 million from operations and $14.1 million net from investing activities. We used $60.4 million net in financing activities.

Cash flows provided by operating activities for the three months ended March 31, 2017, increased to $45.5 million from $42.7 million for the same period in 2016 mainly due to timing of charter hire and other related receivables.
Investing activities generated $14.1 million in the three months ended March 31, 2017, compared with $91.1 million generated in the same period in 2016. The higher cash generated by investing activities for the three months ended March 31, 2016 was mainly due an increase of $150.8 million in amounts received from associated companies, partly offset by additional spending of $71.7 million in the financing of newbuilding additions in that quarter, compared to the current period in 2017.
Net cash used in financing activities for the three months ended March 31, 2017 was $60.4 million, compared to $119.5 million net cash used in the same period in 2016. The $59.0 million higher cash used by financing activities for the three months ended March 31, 2016 was primarily from the $117.5 million used in bond repurchases and the redemption of the 3.75% convertible bonds in February 2016 compared to $2.4 million generated from resale of NOK600m bonds in February 2017. The high cash used in the same period in 2016 was partly offset by a current period decrease of $60.5 million in net cash generated from the issuance and repayment of long term debt.
Also, the Company made dividend payments of $42.1 million in the three months ended March 31, 2017, comparable with $42.1 million in the same period in 2016. A substantial portion of our dividend capacity is generated from our leases with subsidiaries of Seadrill, and a renegotiation or termination of these leases as a result of Seadrill’s ongoing comprehensive restructuring, may have a material adverse effect on our ability to pay dividends to our shareholders in the future.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.
The following table summarizes our consolidated borrowings at March 31, 2017.

	As of March 31, 2017
(in millions of $)	Outstanding balance	Net amount available to draw
Loan facilities secured with mortgages on vessels and rig including newbuildings	997.0	192.7
Unsecured borrowings:
NOK600 million senior unsecured floating rate bonds due 2017	68.2	—
3.25% senior unsecured convertible bonds due 2018	184.2	—
NOK900 million senior unsecured floating rate bonds due 2019	88.4	—
5.75% senior unsecured convertible bonds due 2021	225.0	—
Total	1,562.7	192.7
As at March 31, 2017, there was $192.7 million net available to draw under secured revolving credit facilities.
In addition to the above, our equity accounted subsidiaries had total debt principal outstanding of $0.9 billion as at March 31, 2017. Also, the loan facilities of the equity accounted subsidiaries contain financial covenants, with which both Ship Finance and Seadrill must comply. As at March 31, 2017, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. With Seadrill’s ongoing comprehensive restructuring, there is a risk that the Company, and Seadrill, may not be in compliance with the applicable loan covenants in the future and we would not be able to make further borrowings under such facilities. A Chapter 11 filing by Seadrill or its subsidiaries party to our chartering contracts could trigger an event of default under such facilities.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at June 15, 2017, excluding three 1,700 TEU container vessels, two chartered-in 19,200 TEU container vessels, a jack-up drilling rig and the newbuilding vessels not yet delivered.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪	the strength of world economies;

▪	the Company’s ability to generate cash to service its indebtedness;

▪	the impact on the Company of a potential comprehensive restructuring by Seadrill Limited or Seadrill;

▪	the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;

▪	the Company’s ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

▪	the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;

▪	fluctuations in currencies and interest rates;

▪	general market conditions including fluctuations in charter hire rates and vessel values;

▪	changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪	changes in demand in the markets in which the Company operates;

▪	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;

▪	developments regarding the technologies relating to oil exploration;

▪	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

▪	increased inspection procedures and more restrictive import and export controls;

▪
the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events; and

▪
other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, as well as those described from time to time in the reports filed by the Company with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 15, 2017

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS